Givemepower Corporation

370 Amapola Ave., # 200A

Torrance, California 90501

April 19, 2021

            Re:      Givemepower Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed April 6, 2021

File No. 333-252208

To whom it may concern:

Please see the answer to your comments below.

Amendment No. 3 to Registration Statement on Form S-1

General

1.      Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

We have updated to include our December 31, 2020 Audited Consolidated Financial Statements.

Please contact me at blkbnknf@gmail.com with further inquiries.

Thank you.

Sincerely,

/s/ Frank I Igwealor

Frank I Igwealor

President and Chief Executive Officer

Givemepower Corporation